UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

OVID THERAPEUTICS INC

(Name of Issuer)



COMMON STOCK

(Title of Class of Securities)




690469101

(CUSIP Number)




DECEMBER 31, 2020

(Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:



[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No.  690469101

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	James R. Singer


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

	(a) [ ]
	(b) [ ]


3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America



NUMBER OF  		5  SOLE VOTING POWER 3,000,000
SHARES
BENEFICIALLY  		6  SHARED VOTING POWER None
OWNED BY
EACH REPORTING  	7  SOLE DISPOSITIVE POWER 3,000,000
PERSON WITH:
 			8  SHARED DISPOSITIVE POWER None


9 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   	3,000,000


10  	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    	SHARES (see instructions)

	[ ]


11  	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.7%


12  	TYPE OF REPORTING PERSON (see instructions)

	IN











Item 1(a).  	Name of Issuer:

		OVID THERAPEUTICS INC



Item 1(b).  	Address of Issuer's Principal Executive Offices:

 		1460 BROADWAY, SUITE 15044, NEW YORK, NY 10036



Item 2(a).  	Name of Person Filing:


		The person filing this report is James R. Singer, the grantor and trustee of the James R. Singer 2016
		Revocable Trust.


Item 2(b).  	Address of Principal Business Office or, if none, Residence:


		PO Box 1395, Yarmouth, ME 04096



Item 2(c).  	Citizenship:

		United States of America



Item 2(d).  	Title of Class of Securities:

		Common Stock



Item 2(e).  	CUSIP Number:  690469101




Item 3. 	Statements filed pursuant to rules 13D-1(b) or 13D-2(B) or (C)

		Not applicable



Item 4. 	Ownership.

		The information set forth in Rows 5 through 9 and 11 of the cover pages
		of this Schedule 13G is incorporated herein by reference.



Item 5. 	Ownership of Five Percent or Less of a Class.


		If this statement is being filed to report the fact that as of the date
		hereof the reporting person has ceased to be the beneficial owner of more
		than five percent of the class of securities, check the following [X].



Item 6. 	Ownership of More Than Five Percent on Behalf of Another Person.

	 	Not applicable.



Item 7. 	Identification and Classification of the Subsidiary Which Acquired the
		Security Being Reported on by the Parent Holding Company.

 	  	Not applicable.




Item 8. 	Certification.

 	 	By signing below I certify that, to the best of my knowledge and belief,
		the securities referred to above were not acquired and are not held for the
		purpose of or with the effect of changing or influencing the control of the
		issuer of the securities and were not acquired and are not held in connection
		with or as a participant in any transaction having such purpose or effect.




SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 5, 2021
Date



/S/James R. Singer
Signature


JAMES R. SINGER, TRUSTEE OF THE JAMES R. SINGER
2016 REVOCABLE TRUST
Name/Title